

June 22, 2011

<u>Via Facsimile</u>
Kevin Mansell
Chairman, President and Chief Executive Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

      Re: **Kohl's Corporation**
                Form 10-K for Fiscal Year Ended January 29, 2011
                Filed March 19, 2011
                Form 10-Q for Fiscal Quarter Ended April 30, 2011
                Filed June 1, 2011
                File No. 001-11084

Dear Mr. Mansell:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

1. Please revise your analysis to provide a more detailed explanation of the underlying reasons for changes in your results of operations. We remind you that the objectives of Management's Discussion and Analysis include providing your investors with the opportunity to view your results of operations and liquidity through the eyes of your management and providing your investors with the context within which financial

information should be analyzed. Please refer to Item 303 of Regulation S-X and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies and Estimates, page 32

2. Please revise your discussion of your most critical accounting policies to provide a discussion that supplements, rather than duplicates, the accounting policies contained in the footnotes to your financial statements. Your revised discussion should provide greater insight into the quality and variability of your most critical accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment inherent in their application. For example, your use of the retail inventory method for inventory valuation may include assumptions that involve higher levels of both subjectivity and judgment in application. Please refer to our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Financial Statements, page F-1

Note 1. Business and Summary of Accounting Policies, page F-7

Capitalized Interest, page F-9

3. We note your disclosure of the amount of interest that was capitalized. Please tell us where you disclosed the total amount of interest cost incurred. Refer to ASC 835-20-50-1(b).

Favorable Lease Rights, page F-9

4. You disclose that favorable lease rights are generally amortized on a straight-line basis over the remaining base lease term plus certain options with a maximum of 50 years. Please explain to us in reasonable detail what you mean by "certain options" and how this accounting policy complies with GAAP. If you mean that favorable lease rights are amortized over the remaining base lease term plus renewals that are deemed to be reasonably assured as that term is defined in the GAAP literature related to leases, please revise your disclosure to more clearly convey this.

Long-Lived Assets, page F-9

5. We note your disclosure that you have goodwill; however, you do not appear to have provided an appropriate accounting policy for determining goodwill impairment. Please revise or explain why such a policy is not appropriate. In addition, please disclose the balance of goodwill and where it is included in your balance sheet. Please refer to ASC 350-20-35 and ASC 350-20-45-1.

Cost of Merchandise Sold and Selling, General and Administrative Expenses, page F-11

6. We note your disclosure here and in your analysis of results of operations that the net revenues from the Kohl's credit card agreement with JPMorgan Chase are classified within selling, general and administrative expenses. Please tell us and revise your disclosures in future filings to quantify the amount of net revenues from your credit card agreement for each period presented. Additionally, we note from your analysis of results of operations that you handle all customer service functions related to these credit cards. Please explain to us in better detail and revise your disclosure in future filings to clarify what these customer service functions involve, including clarifying whether you service these credit card accounts receivable.

Note 6. Income Taxes, page F-17

7. Please disclose where your deferred tax assets and liabilities are presented in your balance sheet.

Form 10-Q for the Period Ended April 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

8. We note your disclosure at the top of page 13 concerning the transfer of your credit card accounts and the related outstanding balances from Chase to Capital One. Please tell us, and consider clarifying to your readers, whether the terms of your agreement with Capital One differ from the terms of your agreement with Chase such that this transfer would be expected to result in changes to your financial condition, results of operations, or liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief